Exhibit 3.1

Amended text of Section 2.8 of the Bylaws of Oncothyreon Inc.:

2.8 VOTING

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.10 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation or these bylaws, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Except as otherwise required by law, the certificate of incorporation or these bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. ~~Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.~~ Except as otherwise required by law, the certificate of incorporation or these bylaws, each director shall be elected by the affirmative vote of a majority of the votes cast by stockholders present in person or represented by proxy at the meeting and entitled to vote on the election of directors; provided, however, that if the number of nominees exceeds the number of directors to be elected at such meeting, each of the directors to be elected at such meeting shall be elected by a plurality of the votes cast by stockholders present in person or represented by proxy at the meeting and entitled to vote on the election of directors.